Exhibit 3.2

FIRST AMENDMENT TO THE SECOND AMENDED
AND RESTATED AGREEMENT OF GENERAL PARTNERSHIP OF
UNIVERSAL CITY FLORIDA HOLDING CO. I

This FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED AGREEMENT OF GENERAL PARTNERSHIP OF UNIVERSAL CITY FLORIDA HOLDING CO. I (this “Amendment”) is made and entered into as of December 9, 2004, by and between BLACKSTONE UTP CAPITAL LLC, a Delaware limited liability company (“Blackstone UTP”), BLACKSTONE UTP CAPITAL A LLC, a Delaware limited liability company (“Blackstone UTP A”), BLACKSTONE UTP OFFSHORE CAPITAL LLC, a Delaware limited liability company (“Blackstone Offshore”), and BLACKSTONE FAMILY MEDIA LLC, a Delaware limited liability company (“Blackstone Family” and, together with Blackstone Offshore, Blackstone UTP A, Blackstone UTP, collectively, the “Blackstone Entities” and individually, each a “Blackstone Entity”) and UNIVERSAL CITY PROPERTY MANAGEMENT II LLC, a Delaware limited liability company, (“UniCo”), an indirect majority owned subsidiary of Universal Studios, Inc., a Delaware corporation (“Universal Parent”).

WHEREAS, UniCo is the successor-in-interest to Universal City Property Management Company; and

WHEREAS, the Blackstone Entities and UniCo desire to amend the Second Amended and Restated Agreement of General Partnership of Universal City Florida Holding Co. I (the “Partnership Agreement”); and

WHEREAS, as of the date hereof, (i) Blackstone UTP Capital Partners L.P., a Delaware limited partnership (“Blackstone Capital Partners”) will contribute its interests in the Partnership to Blackstone UTP, (ii) Blackstone UTP Capital Partners A L.P., a Delaware limited partnership (“Blackstone Capital Partners A”) will contribute its interests in the Partnership to Blackstone UTP A, (iii) Blackstone UTP Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership (“Blackstone Offshore Partners”) will contribute its interests in the Partnership to Blackstone Offshore, and (iv) Blackstone Family Media Partnership III L.P., a Delaware limited partnership (“Blackstone Family Partners” and, together with Blackstone Offshore Partners, Blackstone Capital Partners A and Blackstone Capital Partners, collectively, the “Original Blackstone Entities”) will contribute its interests in the Partnership to Blackstone Family (collectively, the “Contributions”); and

WHEREAS, the Contributions shall be structured to be disregarded for U.S. federal income tax purposes, and the Blackstone Entities shall be disregarded entities for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes).

NOW, THEREFORE, it is agreed by and between the parties hereto as follows:

1.     Words and phrases which are introduced by initial capitals and which are not otherwise defined in this Amendment shall have the same meaning as in the Partnership Agreement.

2.     The Partnership Agreement shall be amended such that each reference to “Blackstone Partners” in the Partnership Agreement shall be deleted and be replaced by the phrase “Blackstone Entities.”

3.     Section 6 of the Partnership Agreement shall be deleted in its entirety and amended to read as follows:

6.             References.  To the extent appropriate for U.S. federal income tax purposes (as well as for analogous state or local tax purposes), references in this Agreement to a person that is disregarded as an entity separate from its owner for such tax purposes shall be deemed to refer to such owner.

4.     Section 7 of the Partnership Agreement shall be deleted in its entirety and amended to read as follows:

7.             Loan Arrangements.  Pursuant to (a) the Amended and Restated Credit Agreement, dated as of November 5, 1999, as amended as of July 25, 2000, December 19, 2001, March 28, 2002, March 28, 2003 and as of December ~~9~~, 2004 (the “Term Credit Agreement”) and (b) the Credit Agreement, dated as of March 28, 2003, as amended as of December ~~9~~, 2004 (the “Revolving Credit Agreement” and together with the Term Credit Agreement, the “Credit Agreement”), each among Universal City Development Partners, Ltd. (“UCDP”), the banks listed therein and JPMorgan Chase Bank, as administrative agent and collateral agent, HII as general partner of UCDP, as debtor, is subject to certain obligations and restrictions.  If the HII causes UCDP to enter into loan arrangements which are different than the Credit Agreement, the Partners agree to act reasonably to modify those provisions of this Agreement which were drafted to reflect the Credit Agreement so as to reflect such loan arrangements.

5.     Section 11 of the Partnership Agreement shall be amended to (a) delete the reference to “Blackstone UTP A” and replace it with a reference to “Blackstone Capital Partners A,” (b) delete the reference to “Blackstone UTP” and replace it with a reference to “Blackstone Capital Partners” and (c) delete the second and third sentences in their entirety and insert the following sentences in their place, “The Blackstone Representatives are Howard A. Lipson, David A. Stonehill and Jon M. Barnwell.  The Universal Representatives are Thomas L. Williams, Michael Corcoran and John Sprouls.”

6.     Section 11 of the Partnership Agreement shall be further amended to add the following language at the end of that Section:

“The Representatives shall have the authority to appoint and terminate officers of the Partnership and retain and terminate employees, agents and consultants of the Partnership and to delegate such duties to any such officers, employees, agents and consultants as the Representatives deem appropriate, including the power, acting individually or jointly, to represent and bind the Partnership in all matters, in accordance with the scope of their respective duties.”

7.     Subsection 19(b) of the Partnership Agreement shall be amended to add the following phrase at the beginning of that subsection:

“Subject to Section 1.7(a) of the Transaction Agreement, dated as of December 9, 2004, between the Original Blackstone Entities, USI Entertainment Inc., Vivendi Universal Entertainment LLLP, Universal Studios, Inc., NBC Universal, Inc., the Partnership and HII (the “Transaction Agreement”),”

8.     Subsection 21(c) of the Partnership Agreement shall be deleted in its entirety and amended to read as follows:

(c)           The term “Authorized UniCo Transaction” means, for purposes of this Agreement, a transaction in which UniCo transfers or assigns its entire interest in the Partnership or Universal Parent sells or transfers its entire interest in the Partnership or in UniCo in each case in connection with a sale or transfer of assets or stock not constituting all or substantially all the assets of Universal Parent, but either having a gross asset value of at least 20% of the total gross assets of Universal Parent on a consolidated basis as of the most recent quarterly financial statement of Universal Parent or of assets or stock which represents activities which have generated at least 20% of the operating income of Universal Parent on a consolidated basis as reflected in the four most recent quarterly financial statements of Universal Parent and in both cases inclusive of Universal Parent’s interest in the Partnership.  Notwithstanding the foregoing, a transaction will not qualify as an authorized UniCo Transaction unless UniCo (if it continues to be the Partner) or the successor Partner and the affiliates of UniCo or the successor Partner, as the case may be, own a substantial portion of the Similar Theme Park facilities which were owned by UniCo, Universal Parent and their affiliates before the transaction.  If Universal Parent proposes to enter into an Authorized UniCo Transaction, it shall be required to notify the Blackstone Entities of such proposal and provide the Blackstone Entities with information describing the proposed transaction (including without limitation a description of the assets or stock being transferred) and the Blackstone Entities will have the right, exercisable within 21 days from their receipt of such information, to notify Universal Parent and UniCo that the Blackstone Entities (or an affiliate thereof) will activate the provisions of Section 2.3 of the Partners’ Agreement (as modified by the provisions of this Subsection 21(c)).  If the Blackstone Entities do not give the aforementioned notice within said 21 day period, then Universal Parent may go forward with the Authorized UniCo Transaction without being in violation of any provisions of this Agreement as a result thereof.  If the Blackstone Entities do give such notice within said 21 day period, UniCo (or a UniCo affiliate) shall, notwithstanding that December 31, 2007 has not occurred, be required, within 7 business days of the receipt of the notice from the Blackstone Entities, to initiate the procedures specified in Section 2.3 of the Partners’ Agreement by being the “Offering Group” as described therein and if UniCo (or a UniCo affiliate) does not so initiate the aforementioned procedures, any transfer or assignment of UniCo’s interest in the Partnership (or any transfer or assignment by Universal Parent of its shares of UniCo) pursuant to an Authorized UniCo Transaction shall be deemed void and a material breach of this Agreement.  If UniCo (or a UniCo affiliate) does, in accordance with the foregoing, initiate the procedures specified in Section 2.3 of the Partners’ Agreement, the Blackstone Entities (or an affiliate thereof)

will have 21 days (rather than 90 days as specified in Subsection 2.3(a) of the Partners’ Agreement) to make the election to buy in accordance with said Section 2.3 and upon making such election the relevant provisions of said Section 2 shall be applicable.  Notwithstanding the foregoing, if, prior to the closing of the purchase specified in Subsection 2.3 of the Partners’ Agreement UniCo or Universal Parent terminates or abandons the Authorized UniCo Transaction (either because the interest in the Partnership or in UniCo itself is eliminated from what would otherwise be an Authorized UniCo Transaction or because it elects not to go forward with the entire transaction) then the procedures above specified shall be terminated regardless of the stage which had been reached under the procedures specified in Section 2.3 of the Partners’ Agreement, as if the provisions of said Section 2.3 had never been activated.

9.     Clause (ii) of Subsection 23(c) of the Partnership Agreement shall be deleted in its entirety and amended to read as follows:

“(ii) any Blackstone Entity or Original Blackstone Entity, or any Partner to whom an interest (of, or pertaining to, a Blackstone Entity or Original Blackstone Entity) in the Partnership has been sold, transferred or assigned pursuant to Subsection 21(b) above, shall cease to be controlled by Blackstone Parent or a wholly owned subsidiary of any surviving or continuing entity resulting from a merger of Blackstone Parent or from a sale or transfer of substantially all the assets of Blackstone Parent in which case the affected Partner described above in this clause (ii) shall be the Partner who has committed an Event of Default.  Any transaction permitted by Subsection 21(b) above will not be deemed a default under this Subsection 21(c)”

10.   Section 45 of the Partnership Agreement shall be deleted in its entirety and amended to read as follows:

45.           Only Agreements.  This Agreement, together with the partnership agreements of the Related Partnerships, the Partners’ Agreement and the Transaction Agreement, constitute the only agreements between the parties and between Universal Parent and the Blackstone Entities with respect to the subject matter hereof.

The parties disclaim any intent to create a partnership or joint venture of any kind or nature which is not reduced to writing and denominated as such.

11.   This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

12.   All other provisions of the Partnership Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have signed this Amendment on the day and year first above written.

UNIVERSAL CITY PROPERTY
MANAGEMENT II LLC

By:	/s/ Michael E. Silver
Name:	Michael E. Silver
Title:	Senior Vice President

BLACKSTONE UTP CAPITAL LLC

By:	/s/ Howard A. Lipson
Name:	Howard A. Lipson
Title:	President & Treasurer

BLACKSTONE UTP CAPITAL A LLC

By:	/s/ Howard A. Lipson
Name:	Howard A. Lipson
Title:	President & Treasurer

BLACKSTONE UTP OFFSHORE CAPITAL LLC

By:	/s/ Howard A. Lipson
Name:	Howard A. Lipson
Title:	President & Treasurer

BLACKSTONE FAMILY MEDIA III LLC

By:	/s/ Howard A. Lipson
Name:	Howard A. Lipson
Title:	President & Treasurer